UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A
(RULE 14A-101)

SCHEDULE 14A INFORMATION
(AMENDMENT NO. 1)

PROXY STATEMENT PURSUANT TO SECTION 14(A)
OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒

Preliminary Proxy Statement

☐

Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

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Definitive Proxy Statement

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Definitive Additional Materials

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Soliciting Material Under Rule 14a-12

SELECTICA, INC.

(NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

B. Riley & Co., Inc.

(NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER

THAN THE REGISTRANT)

Payment of Filing Fee (Check the appropriate box):

☒

No fee required.

☐

Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)

Title of each class of securities to which transaction applies:

(2)

Aggregate number of securities to which transaction applies:

(3)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)

Proposed maximum aggregate value of transaction:

(5)

Total fee paid:

☐

Fee paid previously with preliminary materials:

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Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)

Amount Previously Paid:

(2)

Form, Schedule or Registration Statement No.:

(3)

Filing Party:

(4)

Date Filed:

PRELIMINARY COPY

PROXY STATEMENT

OF

B. RILEY & CO., INC.

IN FAVOR OF THREE PROPOSALS

———————

ANNUAL MEETING OF STOCKHOLDERS OF

SELECTICA, INC.

TO BE HELD SEPTEMBER 22, 2005

AT

SANTA CLARA, CALIFORNIA

———————

This Proxy Statement, dated __, 2005 (“Proxy Statement”), and the accompanying BLUE proxy card are being furnished in connection with the solicitation of proxies by B. Riley & Co., Inc. and its affiliate; B. Riley & Co. Holdings, LLC (collectively, “Riley”) to be voted at the annual meeting of Selectica, Inc. (the “Company” or “SELECTICA”) to be held at Techmart, 5201 Great American Parkway, Santa Clara, California at 1:00 p.m., Pacific Time, on September 22, 2005 (together with any adjournments, postponements, or reschedulings thereof, the “Annual Meeting”).

Voting materials, which include this Proxy Statement and a BLUE proxy card, will be sent to some or all stockholders on or about September [18], 2005. Riley will initially send these materials only to known institutional holders of the Company’s stock. Stockholders who do not receive this statement and a BLUE proxy but wish to receive them can contact Riley as shown on the last page of this Proxy Statement.

In this Proxy Statement:

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“We,” “us,” and “our” refer to Riley, as defined above;

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The “Company” or “SELECTICA” refers to Selectica, Inc.;

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“Annual Meeting” or “Meeting” means SELECTICA’s 2005 Annual Meeting of stockholders;

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“Board of Directors” or “Board” means SELECTICA’s Board of Directors; and

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“SEC” means the Securities and Exchange Commission.

We have summarized below important information with respect to the Annual Meeting.

Time and Place of the Annual Meeting

The Annual Meeting is being held on September 22, 2005 at 1:00 p.m. local time at Techmart, 5201 Great American Parkway, Santa Clara, California.

All stockholders who owned shares of SELECTICA stock as of July 26, 2005, the record date, may attend the Annual Meeting.

Purpose of the Proxy Statement and Proxy Card

You are receiving a Proxy Statement and proxy card from us because you owned shares of SELECTICA common stock on July 26, 2005, the record date. This Proxy Statement describes important issues on which we would like you, as a stockholder, to vote. It also gives you information on these issues so that you can make an informed decision. In this Proxy Statement, we are soliciting your proxy to support the three shareholder proposals described below. We have included on the enclosed BLUE proxy card an opportunity to vote your shares with respect to the election of directors.

When you sign the proxy card, you appoint Bryant R. Riley and Tom Kelleher as your representatives at the meeting. They will vote your shares, as you have instructed them on the proxy card, at the Annual Meeting. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended on the proposals and not voted with respect to the election of directors. Even if you plan to attend the Annual Meeting we recommend that you complete, sign and return your proxy card in advance of the meeting just in case your plans change. This way, your shares will be voted whether or not you attend the Annual Meeting.

The Proxy Statement and BLUE proxy card are first being mailed to certain institutional stockholders of the Company on or about September [18], 2005. Riley is asking stockholders to support the proposals described below to evidence to the Board of Directors their desire for change at the Company.

OUR PROPOSALS

We have notified the Company we intend to submit these proposals at the Annual Meeting:

Proposal 1: Bylaws

Section 2.2 of the bylaws shall be amended to read as follows:

Section 2.2 Special Meeting. A special meeting of the stockholders of the corporation may be called by the President, Board of Directors or a shareholder of record.

We are submitting this proposal because we believe the Company’s current bylaws, which do not allow shareholders to call a special meeting, restrict shareholder rights, because they allow only the President or the Board (pursuant to a resolution adopted by a majority of the total number of directors which the Company would have if there were no vacancies) to call a meeting. We believe shareholders should be able to remove directors who are not performing, to remove directors who have made decisions of which the shareholders disapprove, to amend the bylaws, or to express their collective views on Company policy, and should not need to wait for the Company to call a special or annual meeting for this purpose. The Company’s charter and bylaws already limit the rights of shareholders to do these things in other ways by requiring advance notice of proposals the shareholder wishes to introduce at an Annual Meeting and by establishing a classified board, which under Delaware law limits the right to remove directors. Allowing holders to call a special meeting permits them to take action at times other than the Company’s scheduled annual meeting and after the Company-imposed deadline for giving notice.

It is especially important for shareholders to be able to call meetings to exercise their rights because they own the company. Litigation to overturn board decisions should not be encouraged and is unlikely to succeed in many instances because under Delaware law directors are not financially liable for decisions they make unless they in act bad faith, have a conflict of interest, or are grossly negligent. We do not quarrel with this policy, but strongly believe the shareholders need an effective way to react to board decisions which lead to poor results. We think that the ability of shareholders to remove directors or take other action at a special meeting can be an effective tool for corporate governance.

To make the ability to call a special meeting an effective way to hold directors accountable, we believe the Company also needs to eliminate its “classified” board, which is the purpose of Proposals 2 and 3.

Proposal 2: Recommendation to the Board of Directors

We are asking the shareholders to make the following recommendation to Selectica’s Board of Directors.

Resolved, the Shareholders hereby approve, and request the board of directors to approve, the following amendment to the Company’s Certificate of Incorporation:

Article VI shall be amended to read as follows:

The Board of directors shall have no more than 7 and no less than 5 members, with the exact number to be specified by a resolution of the Board of Directors unless the stockholders adopt a bylaw fixing the number of directors.

Proposal 3: Board of Directors

Article III, Section 3.2, shall be amended by striking the words “initially be seven and shall be fixed from time to time thereafter by a majority of the Board of Directors,” and replacing such words with “be no more than 7 and no less than 5 members, with the exact number to be specified by a resolution of the Board of Directors unless the stockholders adopt a bylaw fixing the number of directors.”

Proposals 2 and 3 seek to eliminate the Company’s “staggered” or “classified” Board of Directors. At present, the Company has three classes of directors who serve for three-year terms and only one class is elected each year. Only two of the six directors now in office are subject to election this year, and if elected they serve for three years. We believe this reduces the need for directors to be accountable to shareholders and permits directors to be less responsive to shareholder concerns.

In contrast, we believe all directors should be voted on every year, so that shareholders who are dissatisfied can have a means to express their concerns. Current law requires the Company to disclose share ownership by all directors, requires disclosure to shareholders of all transactions with directors, disclosure of whether directors attend meetings, and other matters. However, this disclosure is of limited use to shareholders if they cannot act on it by voting against a non-performing director or removing a director, or if they must wait up to three years to do so.

Delaware law further insulates the directors on a “staggered” or “classified” board. While in other companies the shareholders may remove directors if they are dissatisfied, when a company has a “staggered” or “classified” board, directors can be removed only for “cause,” which will require notice of specific claimed wrongdoing, not just shareholder dissatisfaction.

We believe the shareholders should have more control over the composition of the Board of Directors. For this reasons, Proposal 2 recommends that the Board approve amending the certificate of incorporation and Proposal 3 seeks to amend the bylaws, in each case to eliminate the “staggered board” provisions. As noted below under “vote required,” to amend the bylaws requires a vote of two-thirds of the total number of outstanding shares, and amending the Company’s certificate of incorporation requires approval of the board of directors as well as approval of a majority of the outstanding shares. The adoption of Proposal 2 by the requisite shareholder vote does not constitute the approval by the shareholders of the amendment to the Company’s certificate of incorporation that is being recommended to the Board, because Delaware law generally requires the Board to take action and recommend an amendment to the shareholders before they vote. Even if Proposal 2 is adopted by the shareholders, there is no assurance that the Board will approve the recommended amendment. In addition, Proposal 3, as a bylaw change, cannot be effective unless the Board agrees to amend the certificate of incorporation.

The Board has indicated that it opposes all three proposals, and it will be difficult to obtain the required two-thirds vote for Proposals 1 and 3. Further, the Board retains the power to restore the present bylaws even if the shareholders approve our proposals. However, we urge shareholders to return the BLUE proxy card to express their views in favor of shareholder participation, in the hope that even if the proposals we have made are not adopted, a vote in their favor will influence the Board to improve corporate accountability to shareholders. We hope the Board will be influenced by shareholder views which are clearly expressed, even though they currently disagree.

Proposal 4: Election of Directors

At the Annual Meeting, a vote will be held to elect two directors to serve as members of the Board of Directors.

Selectica’s Board has nominated the following two individuals for election as members of the Board of Directors (each individually a “Board Nominee,” and collectively, the “Board Nominees”):

Dr. Sanjay Mittal

Thomas Neustatter

We are not taking a position on the election of the Board Nominees as directors of the Company and we will vote your shares for or against those Board Nominees as you direct. If you do not give us directions we will NOT vote your shares for or against the nominees of the Board. A failure to vote your shares with respect to the election of directors will have no effect on the outcome of the vote on that proposal. We will not vote your shares against the Board’s nominees unless you specifically direct us to do so.

Because under the Company’s bylaws no one else can be nominated at the meeting, it is likely the Board Nominees will be elected whether or not you support them. Electing the Board Nominees does not depend on whether or not they receive a majority of the votes cast at the meeting. Information about the Board Nominees, their share holdings in Selectica, their transactions with Selectica and other matters is contained in the Company’s proxy statement which was mailed to shareholders on or about August 26, 2005.

OTHER MATTERS

As of the date of this proxy statement, we are not aware of any matter that will be presented for consideration at the Annual Meeting, other than those matters described in this proxy statement and the ratification of the Company’s independent public accounting firm. However, we do not set the agenda, and the Company may submit additional matters.

Voting Procedure

You may vote by mail.

To vote by mail, please sign your BLUE proxy card and return it in the enclosed, prepaid and addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct.

You may vote in person at the meeting.

We will ask the Company to pass out written ballots to anyone who wants to vote at the meeting. If you hold your shares in street name, you must request a legal proxy from your stockbroker in order to vote at the meeting. Holding shares in “street name” means your shares of stock are held in an account by your stockbroker, bank, or other nominee, and the stock certificates and record ownership are not in your name. If your shares are held in “street name” and you wish to attend the Annual Meeting, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the Annual Meeting.

You may change your mind after you have returned your proxy.

If you change your mind after you return your proxy, you make revoke your proxy at any time before the polls close at the meeting. You may do this by:

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signing another proxy with a later date; or

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voting in person at the Annual Meeting.

If you received more than one BLUE proxy card, it means that you hold shares in more than one account. Please sign and return all proxy cards to ensure that all your shares are voted. If you receive proxy cards from the Company, we urge you not to sign or return them.

The Board of Directors has fixed the close of business on July 26, 2005 as the record date for the determination of stockholders entitled to notice of, and to vote at, this Annual Meeting. According to the definitive proxy statement filed by Selectica with the SEC on August 26, 2005, as of July 26, 2005 the Company had 32,884,505 outstanding shares.

The proxy holder identified in the BLUE proxy card accompanying this Proxy Statement will vote all BLUE proxy cards in accordance with the instructions contained in the BLUE proxy card and, if no choice is specified, shares represented by the enclosed BLUE proxy card will be voted FOR Proposals 1, 2, and 3 and not voted with respect to election of the Board Nominees as directors of the Company.

REMEMBER, YOUR LATEST DATED PROXY IS THE ONLY ONE WHICH COUNTS, so return the BLUE proxy card accompanying this Proxy Statement even if you delivered a prior proxy to the Company. We urge you not to vote any proxy card sent to you by the Board.

If you are the beneficial owner of shares held through a broker or other nominee, your broker or nominee should provide you with information regarding the methods by which you can direct your broker or nominee to vote your shares. Your broker or nominee might send you, for example, a voting instruction card, similar to the company’s proxy card, to be completed, signed, dated and returned to your broker or nominee by a date in advance of the meeting, and/or information on how to communicate your voting instructions to your broker or nominee by telephone or over the Internet.

By completing, signing, dating and returning the proxy card in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the meeting. In this way, your shares will be voted if you are unable to attend the meeting.

Revocability of Proxies

Any person giving a proxy card in the form accompanying this Proxy Statement has the power to revoke it at any time before its exercise. It may be revoked by filing with Riley an instrument of revocation or a duly executed proxy bearing a later date. It also may be revoked by furnishing a later-dated proxy to the Company or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not by itself revoke a proxy.

Quorum Requirement

Shares are counted as present at the Annual Meeting if the stockholder either:

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is present and votes in person at the Annual Meeting; or

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has properly submitted a proxy card.

A majority of the outstanding shares as of the record date must be present at the meeting (either in person or by proxy) in order to hold the Annual Meeting and conduct business. This is called a “quorum.”

Consequences of Not Returning Your Proxy; Broker Non-Votes

If your shares are held in your name, you must return your proxy (or attend the Annual Meeting in person) in order to vote on the proposals. If your shares are held in street name and you do not vote your proxy, your brokerage firm may either:

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vote your shares on routine matters (we do not believe our proposals are routine); or

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leave your shares unvoted.

If the proposals to be acted upon at any meeting include both routine and non-routine matters, the broker may turn in a proxy card for uninstructed shares that vote FOR the routine matters, but expressly states that the broker is not voting on non-routine matters. This is called a “broker non-vote.”

Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast.

We encourage you to provide instructions to your brokerage firm to vote your shares for our Proposals.

Effect of Abstentions

Abstentions are counted as shares that are present and entitled to vote for the purposes of determining the presence of a quorum have the same effect and as votes AGAINST for purposes of determining the approval of any matter submitted to the stockholders for a vote. With respect to the election of directors, abstentions have no effect; provided a quorum is present, the candidates receiving the greatest number of votes are elected even if they do not receive a majority of the votes represented at the meeting.

Required Vote

Each share of Common Stock is entitled to one vote. In the election of directors, each stockholder has the right to vote the number of shares owned by such stockholder for as many persons as there are directors to be elected. Stockholders do not have the right to cumulate votes.

Assuming a quorum is present, the two nominees receiving the highest number of “yes” votes will be elected as Directors.

The amendments to the Company’s bylaws (Proposals 1 and 3) require the vote of the holders of two-thirds of the outstanding shares to amend the bylaws.

To amend the Certificate of Incorporation requires action by the Board of Directors as well as the action of the holders of a majority of the outstanding shares. For this reason, Proposal 2 has been structured as a recommendation to the Board. Such a recommendation can be approved by a majority of the shares voted at the Annual Meeting, assuming a quorum is present.

Appraisal Rights

The Company’s stockholders have no appraisal rights under the General Corporation Law of the State of Delaware in connection with Proposals 1, 2, 3 or 4.

Solicitation

These proxies are being solicited by Riley. Copies of solicitation material will be furnished without charge to banks, brokerage houses, fiduciaries and custodians holding in their name shares of Common Stock beneficially owned by others to forward to such beneficial owners. The solicitation of proxies will be made by the use of the mails and through direct communication with certain stockholders or their representatives by Riley personnel, who will receive no additional compensation therefor.

B. Riley & Co., Inc. will bear the entire cost of this solicitation. Although no precise estimate can be made at the present time, we currently estimate that the total expenditures relating to the proxy solicitation incurred by Riley will be approximately $[12,000], of which approximately $[7,000] has been spent to date. Riley currently does not intend to seek reimbursement from the Company for the costs incurred in connection with Riley’s solicitation of stockholders.

ADDITIONAL INFORMATION

In reliance upon Rule 14a-5(c) of the Securities Exchange Act of 1934, reference is made to the Company’s Proxy Statement dated August 26, 2005, which can be found in the Company’s public filings with the SEC, for a full description of management’s director nominees, the securities ownership of the Board members in the Company, and additional information about the Company’s officers and directors, including compensation information. Also included in the Company’s proxy statement is the date by which shareholder proposals intended to be submitted at the Company’s 2006 annual meeting must be received by the Company for inclusion in the Company’s proxy statement and form of proxy for that meeting and information regarding the various committees of the Company’s Board and other corporate governance matters.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS

The following may be deemed, under SEC rules, to be participants in this solicitation of proxies from the Company’s stockholders in connection with the upcoming election of the Company’s Board of Directors: B. Riley & Co., Inc.; Bryant R. Riley, and B. Riley & Co. Holdings, LLC and Tom Kelleher.

B. Riley & Co., Inc., a Delaware corporation, is an NASD member broker-dealer providing research, trading and investment banking services. B. Riley & Co. Holdings, LLC, a Delaware limited liability company, is a company formed by B. Riley &Co. to hold investments. The business addresses and ownership of Company securities with respect to each of the participants is provided in Exhibit A hereto. Transactions in Company Securities by the participants are described on Exhibit B hereto. Other than as set forth in this Proxy Statement, including the exhibits hereto, none of the participants have any substantial interest, direct or indirect, in the matters to be voted on at the Annual Meeting.

EXHIBIT A

INFORMATION ABOUT THE PARTICIPANTS

IN THIS SOLICITATION OF PROXIES

Name and Business Address(1)	Number of Shares Directly Owned(2)	Number of Shares Beneficially Owned	Percent of Class Beneficially Owned (4)(5)
B. Riley and Co. Inc.*	100	100
B. Riley and Co. Holdings, LLC*	—	100 (3)
Bryant R. Riley*	—	200(3)
Tom Kelleher*	—	—

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(1)

* indicates the following business address:

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(2)

Except as otherwise indicated below, all shares indicated are held with sole voting and disposition rights.

(3)

Mr. Riley has voting and investment power over shares held directly by B. Riley and Co. Holdings, LLC and B. Riley & Co., Inc., and thus may be deemed to have beneficial ownership of the shares they respectively own. The shares beneficially owned by B. Riley Co. Holdings, LLC are held of record by Goldman Sachs Execution & Clearing, LP.

(4)

On July 26, 2005, according to the Company’s proxy statement filed August 26, 2005, the Company had 32,884,505 shares of its common stock, par value $0.01, outstanding.

(5)

Less than 0.1%

A-1

EXHIBIT B

TRANSACTIONS WITHIN THE PAST TWO YEARS BY THE PARTICIPANTS

IN THIS SOLICITATION OF PROXIES

B. Riley & Co. and B. Riley Holdings, LLC have made the following purchases and sales of the Company’s securities in the past two years:

		# of Shares
Date	Price	Bought/(Sold)	Purchaser
June 24, 2005	3.05	100	B. Riley & Co., Inc.
June 30 2005	3.07	100	B. Riley Holdings, LLC

In addition, B. Riley & Co., Inc. has purchased and sold shares for the accounts of its clients. Such transactions are available upon request .

B-1

If you have any questions about the issues raised in this proxy contest, or for immediate assistance in voting your shares, please contact:

B. Riley & Company, Inc.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, California 90025

(310) 966-1444

Even if you have already returned a proxy card to management, you have every right to revoke your earlier vote by signing, dating and mailing a BLUE proxy card today.

REMEMBER . . . ONLY YOUR LATEST DATED PROXY COUNTS.

LET’S MAKE THE STOCKHOLDERS A PRIORITY AT SELECTICA

SUPPORT OUR EFFORTS TO ENHANCE SHAREHOLDER VALUE.

VOTE THE BLUE PROXY CARD TODAY!

PRELIMINARY COPY

PROXY

THIS PROXY IS SOLICITED BY B. RILEY & CO., INC. (“RILEY”) AND NOT

BY THE BOARD OF DIRECTORS OF SELECTICA, INC.

ANNUAL MEETING OF STOCKHOLDERS

The undersigned stockholder of Selectica, Inc. hereby appoints Bryant Riley and Tom Kelleher, each or any of them with full power of substitution, as Proxy for the undersigned to vote all shares of common stock, par value $0.01, of Selectica, Inc. (the “Company”), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on September 22, 2005, or any adjournment(s) or postponement(s) thereof (the “Annual Meeting”), as follows:

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned.

If properly executed, this proxy will be voted as directed on the reverse side hereof. If no direction is given, this proxy will be voted FOR Proposals 1, 2 and 3 and not voted with respect to Proposal 4, the election of the Board Nominees, and in the discretion of the proxies as to any other matter which may come before the Annual Meeting or any adjournment or postponement thereof.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

PLEASE RETURN THIS BLUE PROXY CARD,
USING THE ENCLOSED POSTAGE-PAID ENVELOPE

Riley Recommends a Vote FOR Proposals 1, 2 and 3. Riley is not making a recommendation with respect to Proposal 4. If you do not indicate your vote with respect to Proposal 4, this proxy will be voted neither FOR nor to WITHHOLD authority with respect to the director nominees listed below.

Proposal 1: Allowing stockholders to call a special meeting.

☐  FOR     ☐  AGAINST     ☐  ABSTAIN

Proposal 2: Recommend to Board that Certificate of Incorporation be amended to provide for a non-classified board of five to seven members.

☐  FOR     ☐  AGAINST     ☐  ABSTAIN

Proposal 3: Amend bylaws to eliminate classified board and replace it with a board of five to seven members.

☐  FOR     ☐  AGAINST     ☐  ABSTAIN

Proposal 4: Elect two directors to serve as members of the Board of Directors.

The Board has nominated the director nominees listed below to serve as members of the Board of Directors until their term expires or until the election and qualification of each of their successors

DR. SANJAY MITTAL

THOMAS NEUSTATTER

FOR ALL  ☐     WITHHOLD AUTHORITY FOR ALL  ☐

(AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE(S) MAY BE WITHHELD BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME(S) OF SUCH NOMINEE(S).)

Dated:                                                                , 2005

Signature

Signature if held jointly

Name:

Title:

THE SIGNATURE(S) ABOVE SHOULD AGREE WITH THE NAME(S) SHOWN ON THIS PROXY. WHERE STOCK IS OWNED BY MORE THAN ONE PERSON, ALL OWNERS SHOULD SIGN THE PROXY.